Filed Pursuant to Rule 424(b)(3)
                                                     Registration No. 333-126687


Prospectus Supplement No. 1
to Prospectus dated August 11, 2005


                              PHARMAFRONTIERS CORP.

                                36,148,266 SHARES

     We are supplementing the prospectus dated August 11, 2005, to provide information contained in our:

     o Quarterly Report on Form 10-QSB for the second quarter ended June 30, 2005.

     This Prospectus Supplement is not complete without, and may not be delivered or utilized except in connection with, the Prospectus dated August 11, 2005, with respect to the resale of the 36,148,266 shares of common stock, including any amendments or supplements thereto.

     INVESTING IN OUR COMMON STOCK INVOLVES A HIGH DEGREE OF RISK. YOU SHOULD READ CAREFULLY THIS ENTIRE PROSPECTUS, INCLUDING THE SECTION CAPTIONED "RISK FACTORS" BEGINNING ON PAGE 3, BEFORE MAKING A DECISION TO PURCHASE OUR STOCK.

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


                 The date of this Supplement is August 15, 2005

                          UNITED STATES SECURITIES AND
                               EXCHANGE COMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 10-QSB


             [X] QUARTERLY REPORT UNDER SECTION 13 OR 15 (D) OF THE
                             SECURITIES EXCHANGE ACT
                                     OF 1934

                  For the quarterly period ended June 30, 2005

                                       OR

    [ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15 (D) OF THE SECURITIES
                              EXCHANGE ACT OF 1934

                        Commission File Number: 000-25513

                              PHARMAFRONTIERS CORP.


              (Exact name of Registrant as specified in is charter)


        TEXAS                                           76-0333165
(State of Incorporation)                    (IRS Employer Identification Number)



                        2408 Timberloch Place, Suite B-7
                           The Woodlands, Texas 77060
                                 (281) 272-9331
          (Address and telephone number of principal executive offices)

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15 (d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to filing requirements for the past 90 days.

Yes  X   No
    ---     ---

The number of shares of common stock of the Registrant outstanding at August 11, 2005 was 20,562,446.

                           PHARMAFRONTIERS CORPORATION
                              INDEX TO FORM 10-QSB
                                  June 30, 2005


PART I   FINANCIAL INFORMATION                                                                                     Page No.
                                                                                                                   --------

           Item 1.    Financial Statements                                                                             3

                      Consolidated Balance Sheet dated June 30, 2005 (unaudited)                                       3

                      Consolidated Statements of Expenses (unaudited) Three and
                      Six Months Ended June 30, 2005 and 2004 and the Period
                      from January 22, 2003 (Inception) to June 30, 2005
                      (unaudited)                                                                                      4

                      Consolidated Statements of Cash Flow (unaudited) for the
                      Six Months Ended June 30, 2005 and 2004 and the Period
                      from January 22, 2003 (Inception) to June 30, 2005
                      (unaudited)                                                                                      5

                      Notes to Financial Statements (unaudited)                                                        7

           Item 2.    Management's Discussion and Analysis of Financial Condition and Results of Operations           10

           Item 3.    Quantitative and Qualitative Disclosures About Market Risk                                      14

           Item 4.    Controls and Procedures                                                                         14

PART II  OTHER INFORMATION                                                                                            14

           Item 1.    Legal Proceedings                                                                               14

           Item 2.    Changes in Securities and Use of Proceeds                                                       14

           Item 3.    Defaults Upon Senior Securities                                                                 15

           Item 4.    Submission of Matters to a Vote of Security Holders                                             15

           Item 5.    Other Information                                                                               16

           Item 6.    Exhibits                                                                                        16

                      Signatures                                                                                      17

                                     PART I
                                     ------

ITEM 1. FINANCIAL STATEMENTS.


                              PHARMAFRONTIERS CORP.
                          (A Development Stage Company)
                           CONSOLIDATED BALANCE SHEET
                                  June 30, 2005
                                   (unaudited)


         Current Assets
           Cash                                                                 $  5,118,834
           Prepaid expenses                                                          131,712
                                                                                ------------
         Total Current Assets                                                      5,250,546

         Intangible assets, net of accumulated
           amortization of $1,067,544                                             26,842,353
         Property & equipment, net of accumulated
           depreciation of $232,578                                                  370,080
                                                                                ------------
         Total Assets                                                           $ 32,462,979
                                                                                ============



         LIABILITIES AND STOCKHOLDERS' EQUITY

         Current Liabilities
           Accounts payable                                                     $    630,254
           Accrued expenses                                                          298,445
           Stock payable                                                              25,350
           Third party non-convertible note                                        1,500,000
                                                                                ------------
         Total Current Liabilities                                                 2,454,049
                                                                                ------------

         Commitments and Contingencies                                                     -

         Stockholders' Equity
           Convertible preferred stock, no par value, 10,000,000
         shares authorized, none issued and outstanding                                    -
           Common stock, $.05 par value, 50,000,000 shares
              authorized, 20,055,154 shares issued and outstanding                 1,002,757
           Additional paid in capital                                             45,247,885
           Deficit accumulated during the development stage                      (16,241,712)
                                                                                ------------
         Total Stockholders' Equity                                               30,008,930
                                                                                ------------
         TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                             $ 32,462,979
                                                                                ============

                                       3


                              PHARMAFRONTIERS CORP.
                          (A Development Stage Company)
                       CONSOLIDATED STATEMENTS OF EXPENSES
            Three and Six Months Ended June 30, 2005 and 2004 and the
            Period from January 22, 2003 (Inception) to June 30, 2005
                                   (unaudited)


                                                                                                         Inception
                                          Three Months                         Six Months                 Through
                                         Ended June 30,                      Ended June 30,               June 30,
                                    2005              2004               2005             2004              2005
                                ------------      ------------      -------------     ------------     -------------

    General & administrative    $  2,704,757      $    561,157      $   4,329,789     $  1,073,569     $   7,538,077
    Research & development           611,212                 -          1,255,476                -         1,888,097
                                ------------      ------------      -------------     ------------     -------------
          Net operating loss      (3,315,969)         (561,157)        (5,585,265)      (1,073,569)       (9,426,174)


    Interest income                   11,979                 -             18,909                -            24,901
    Other income                       7,501                 -              9,945                -            12,324
    Interest expense              (4,450,955)         (118,888)        (5,938,339)        (149,504)        6,852,467)
    Other expense                       (296)                -               (296)               -              (296)
                                ------------      ------------      -------------     ------------     -------------
    Net Loss                    $ (7,747,740)     $   (680,045)     $ (11,495,046)    $ (1,223,073)    $ (16,241,712)
                                ============      ============      =============     ============     =============



    Basic and diluted loss
       per share                $      (0.70)     $      (0.11)     $       (1.08)    $      (0.24)

    Weighted average common
       shares outstanding         11,082,150         6,084,339         10,664,613        5,053,659

                              PHARMAFRONTIERS CORP.
                          (A Development Stage Company)
                      CONSOLIDATED STATEMENTS OF CASH FLOW
                 Six Months Ended June 30, 2005 and 2004 and the
            Period from January 22, 2003 (Inception) to June 30, 2005
                                   (unaudited)

                                                       Six               Six
                                                     Months            Months            Inception
                                                      Ended             Ended             through
                                                    June 30,           June 30,           June 30,
                                                      2005               2004               2005
                                                   ------------       -----------       ------------
Cash flows from operating activities
  Net loss                                         $(11,495,046)     $ (1,223,073)      $(16,241,712)
    Adjustments to reconcile net
    loss to net cash used in
    operating activities:
      Stock issued for services                         940,000           833,000          1,789,000
      Stock issued for debt                             109,073                 -            109,073
      Amortization of discount on
        notes payable due to warrants
        and beneficial conversion feature             5,516,638           145,590          6,313,205
        Advances to shareholders                              -            (2,000)            (2,000)
        Amortization of intangible assets               815,784                 -          1,067,545
        Depreciation                                     48,260               342             61,318
        Option and warrant expense                      926,962                 -          1,050,295
        Loss on disposition of fixed assets                   -                 -            457,122

      Changes in:
        Accounts payable                                (32,849)           92,532             25,958
        Prepaid expenses                                (37,375)           (7,500)           (76,325)
        Accrued expenses                                 81,790            41,973            113,115
        Notes payable                                         -            (5,000)            (5,000)
                                                    -----------       -----------        -----------
  Net cash used in
    operating activities                             (3,126,763)         (124,136)        (5,338,406)
                                                    -----------       -----------        -----------
Cash flows from investing activities
  Purchase of licenses                                        -          (107,742)          (232,742)
  Purchase of property & equipment                      (76,356)           (4,026)          (249,360)
                                                    -----------       -----------        -----------
  Net cash used in
    investing activities                                (76,356)         (111,768)          (482,102)
                                                    -----------       -----------        -----------
Cash flows from financing activities
  Common stock sold for cash                          4,646,565             9,000          4,656,565
  Common stock repurchased and canceled                       -                 -               (325)
  Repayments on notes payable                           (58,614)                -            (63,614)
  Proceeds from debt                                  2,856,660           233,000          6,314,366
  Stock payable                                          25,350                 -             25,350
                                                    -----------       -----------        -----------
  Net cash provided by
    financing activities                              7,469,961           242,000         10,932,342
                                                    -----------       -----------        -----------

Net change in cash                                    4,266,842             6,096          5,118,834
Cash at beginning of year                               851,992                68                  -
                                                    -----------       -----------        -----------

Cash at end of period                               $ 5,118,834       $     6,164        $ 5,118,834
                                                    ===========       ===========        ===========

                              PHARMAFRONTIERS CORP.
                          (A Development Stage Company)
                CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)
                 Six Months Ended June 30, 2005 and 2004 and the
            Period from January 22, 2003 (Inception) to June 30, 2005
                                   (unaudited)


                                                Six                Six
                                               Months             Months           Inception
                                               Ended              Ended             through
                                              June 30,           June 30,           June 30,
                                                2005               2004               2005
                                             -----------         ---------         -----------
NON-CASH TRANSACTIONS
  Issuance of common stock for
    purchase of Opexa                         $         -        $       -        $23,750,000
  Issuance of common stock to
    Sportan shareholders                                -                -            147,733
  Issuance of common stock for
    University of Chicago license               1,758,956                -           2,186,040
    Issuance of common stock for
    Interest                                      525,513                -             525,513
  Conversion of notes payable
    to common stock                             6,159,610                -           6,407,980
  Conversion of accrued liabilities
    To common stock                                17,176                -              17,176
  Conversion of accounts payable
    to note payable                                     -                -              93,364
  Discount on convertible notes
    relating to:
    - warrants                                  1,433,108                -           3,309,790
    - beneficial conversion feature               831,945                -           1,715,974
    - stock attached to notes                     631,832                -           1,287,440

                              PHARMAFRONTIERS CORP.
                          (a Development Stage Company)
                          NOTES TO FINANCIAL STATEMENTS
                                   (unaudited)



NOTE 1 - BASIS OF PRESENTATION

The accompanying unaudited interim financial statements of PharmaFrontiers Corp., ("Pharma"), (a development stage company), have been prepared in accordance with accounting principles generally accepted in the United States of America and the rules of the Securities and Exchange Commission ("SEC"), and should be read in conjunction with the audited financial statements and notes thereto contained in Pharma's latest Annual Report filed with the SEC on Form 10-K. In the opinion of management, all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of financial position and the results of operations for the interim periods presented have been reflected herein. The results of operations for interim periods are not necessarily indicative of the results to be expected for the full year. Notes to the financial statements which would substantially duplicate the disclosure contained in the audited financial statements for the most recent fiscal year, 2004, as reported in Form 10-K, have been omitted.


NOTE 2 - STOCK BASED COMPENSATION

Pharma accounts for stock-based compensation under the intrinsic value method. Under this method, Pharma recognizes no compensation expense for stock options granted when the number of underlying shares is known and exercise price of the option is greater than or equal to the fair market value of the stock on the date of grant. The following table illustrates the effect on net loss and net loss per share if Pharma had applied the fair value provisions of FASB Statement No. 123, Accounting for Stock-Based Compensation, to stock-based employee compensation for the three and six months ended June 30, 2005 and 2004:

                                                                                                            Inception
                                      Three Months                            Six Months                     Through
                                      Ended June 30,                         Ended June 30,                  June 30,
                               2005                2004                 2005               2004                2005
                           ------------        ------------        -------------       ------------       -------------

Net loss as reported       $(7,747,740)        $  (680,045)        $(11,495,046)       $(1,223,073)       $(16,241,712)
Add: stock based
     compensation
     determined under
     fair value
     based method              378,904                   -              734,304                  -             857,637

Less: stock based
      compensation
      determined under
      intrinsic value
      based method            (461,708)                  -             (914,732)                 -          (1,068,096)
                           -----------         -----------         ------------        -----------        ------------
Pro forma net loss         $(7,830,544)        $  (680,045)        $(11,675,474)       $(1,223,073)       $(16,452,171)
                           ===========         ===========         ============        ===========        ============

Basic and diluted
  Net loss per
  common share:
  As reported              $     (0.70)        $     (0.11)        $      (1.08)       $     (0.24)
  Pro forma                      (0.71)              (0.11)               (1.09)             (0.24)

The weighted average fair value of the stock options granted during 2005 was $5.59. Variables used in the Black-Scholes option-pricing model include (1) 2% risk-free interest rate, (2) expected option life is the actual remaining life of the options as of each year end, (3) expected volatility is 110% and (4) zero expected dividends.


NOTE 3 - THIRD PARTY CONVERTIBLE NOTES

Between September 2004 and February 2005, Pharma issued convertible notes to investors totaling $6,124,859. On June 30, 2005 a total of $6,650,372 comprised of the principal of the notes of $6,124,859 and accumulated interest of $525,513, which accrued at a rate of 15% per annum, was exchanged for 4,433,598 units at $1.50 per share. Each unit is comprised of one share of common stock and three separate types of warrants to purchase a total of 2.75 shares of common stock as stated below. In addition, 1,232,997 shares of Common Stock were issued in consideration for the surrender of the rights to the Bridge Warrants held by the note holders. All of the Bridge Notes and Bridge Warrants were exchanged so that none are now outstanding.

     o Warrants: In connection with the bridge note exchange and private placement offerings in June and July three separate types of warrants to purchase a total of 2.75 shares of common stock were issued as follows: (i) a Series A Warrant for 1.25 shares with an exercise price of $2.00 which expires on the later of January 25, 2006 or five months after the registration statement referred to below is declared effective; (ii) a Series B Warrant for one-half of a share with an exercise price of $2.90 which expires on the later of September 25, 2006 or 12 months after the registration statement referred to below is declared effective; (iii) and a Series C Warrant for one share with an exercise price of $4.00 that expires on May 25, 2010.


NOTE 4 - NOTES PAYABLE

Notes payable to third parties consists of the following:

                 Note payable to the University of Chicago;
                   no interest; due earlier of Pharma raising
                   $10,000,000 in an Equity Financing or
                   October 30, 2005; secured by license           $ 1,500,000

                                                                  -----------
                 Total                                            $ 1,500,000
                                                                  ===========

NOTE 5 - COMMITMENT AND CONTINGENCIES

After purchasing Opexa, Pharma assumed an eighteen-month operating lease from Opexa for a research facility. The lease commenced in June 2003 and was due to expire in November 2004. Pharma extended the lease initially until March 31, 2005 and extended it again until September 30, 2005 and is continuing to operate under the terms of said lease until a final lease agreement is negotiated with the landlord. Negotiations for expanded lease space and a manufacturing facility build out are underway; monthly lease payment is yet to be determined. Pharma has the option to exercise two 5 year renewals extending the lease to March 31, 2010 and if the second option is exercised, extending the lease to March 31, 2015.

NOTE 6 - EQUITY

During February 2005, 23,000 shares of common stock were issued to note holders for the conversion of $51,927 of principal and interest from the notes.

In March 2005, 451,688 shares of common stock with a relative fair value of $999,074 were issued to note holders as their additional shares for their subscription investment in Pharma. See note 3 for details.

In June 2005, 200,000 shares of common stock valued at their then fair value of $940,000 were issued to Pharma's consultants for their services.

In June 2005, 3,387,217 shares of common stock were sold for $5,080,826 in cash. Offering costs of $434,262 related to shares issued were charged to additional paid in capital.

In June 2005, 5,658,575 shares of common stock were issued to note holders for the conversion of $6,124,859 of principal and $525,513 interest from convertible notes.

In June 2005, 274,836 shares of common stock were issued to the University of Chicago per the terms of a license agreement.

In April 2005, options to purchase 12,500 shares of Common Stock were issued to three Opexa employees at an exercise price of $3.00 per share. One third of the options vest on the first anniversary date of the grant date, one third of the options vests on the second anniversary date of the grant date, and the remaining one third vests on the third anniversary of the grant date.

In April 2005, an option to purchase 20,000 shares of Common Stock was issued to a consultant at an exercise price of $3.00 per share of which one third of the options vest on the first anniversary date of the grant date, one third of the options vests on the second anniversary date of the grant date, and the remaining one third vests on the third anniversary of the grant date.

In April 2005, an option to purchase 100,000 shares of Common Stock was issued to a consultant at an exercise price of $3.00 per share of which 40,000 options vested immediately vested immediately on the grant date, and the remaining 60,000 options vest at the rate of 2,500 options per month for twenty-four months.


NOTE 7 - SUBSEQUENT EVENTS

On July 18, 2005 Pharma completed a private placement offering with aggregate gross proceeds of approximately $.76MM and issued 507,292 units at $1.50 per unit; each unit is comprised of one share of common stock and three separate types of warrants to purchase a total of 2.75 shares of common stock. See Note 3 for details.

On July 19, 2005 Pharma filed a registration statement on Form SB-2 to register the resale of 35,906,722 shares of common stock, including 12,723,562 shares of common stock previously issued and 23,183,160 shares of common stock issuable upon the exercise of common stock purchase warrants.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

Forward-Looking Statements

     Some of the statements contained in this report discuss future expectations, contain projections of results of operations or financial condition, or state other "forward-looking" information. The words "believe," "intend," "plan," "expect," "anticipate," "estimate," "project," "goal" and similar expressions identify such statement was made. These statements are subject to known and unknown risks, uncertainties, and other factors that could cause the actual results to differ materially from those contemplated by the statements. The forward-looking information is based on various factors and is derived using numerous assumptions. Factors that might cause or contribute to such a discrepancy include, but are not limited to the risks discussed in our other SEC filings. The Company does not promise to update forward-looking information to reflect actual results or changes in assumptions or other factors that could affect those statements. Future events and actual results could differ materially from those expressed in, contemplated by, or underlying such forward-looking statements.

     The following discussion and analysis of the Company's financial condition as of June 30, 2005, the Company's results of operations and cash flows should be read in conjunction with the Company's unaudited financial statements and notes thereto included elsewhere in this report and the audited financial statements and the notes thereto included in the Company's Form 10-KSB.

General

     PharmaFrontiers Corp. is a biopharmaceutical company engaged in developing autologous personalized cell therapies. Our strategy is to develop and commercialize cell therapies to treat several major diseases including multiple sclerosis, cardiovascular diseases, and diabetes. We have an exclusive license to an individualized T cell therapy that is in FDA Phase I/II human dose ranging clinical trials to evaluate its safety and effectiveness in treating multiple sclerosis. We also have an exclusive license to a stem cell technology in which adult pluripotent stem cells are derived from monocytes obtained from the patient's own blood. We are initially pursuing indications in heart failure and Type I diabetes with our stem cell technology.


     Multiple Sclerosis Cell Therapy. Our multiple sclerosis cell therapy, Tovaxin(TM), is currently in Phase I/II studies. Tovaxin(TM) consists of modified autoreactive T cells. Multiple sclerosis is a result of a person's own T cells attacking the myelin sheath that coats the nerve cells of the central nervous system. These T cells, that attack a person's own body, are referred to as "autoreactive" T cells. In our treatment the T cells are taken from the patient, modified and returned to the patient. The modified T cells cause an immune response directed at the autoreactive T cells in the patient's body. This immune response reduces the level of autoreactive T cells and potentially allows the myelin sheath to be repaired. In addition, we are evaluating whether this technology will allow us to diagnose multiple sclerosis and determine the severity of the disease through an analysis of the level of autoreactive T cells in a patient's blood.

     Two clinical studies of Tovaxin(TM) have reached critical milestones:

     o An interim analysis of a Phase I/II dose-escalation study of six evaluable patients, half of whom received a low dose (six to nine million MRTCs) and the other half received a mid dose (30-45 million MRTCs) during the six-month evaluable period, indicated that the Tovaxin(TM) therapy reduces peripheral blood MRTC levels in concert with improvements in disability scores Kurtzke Expanded Disability Status Scale (EDSS) as well as in disability neurological assessments for psychological scores Multiple Sclerosis 29 point Impact Scale (MSIS-29). The exacerbation rate over the previous two years for the patients was 1.18 per year. Only one treated patient reported an exacerbation during the six-month evaluable period in this study. All of the related adverse events were mild or moderate in severity.

     o An interim analysis of a Phase I/II extension study of nine evaluable patients, who received two doses (30-45 million MRTCs) during the six-month evaluable period, indicated a mean percent reduction in MRTCs observed at three and six months for all three categories of MRTCs. A statistically significant percent (greater than minus 60%) reduction in PLP T cells was observed at three and six months. There was a percentage reduction (greater than or equal to minus 21%) in MBP and MOG T cells at three and six months. Percentage reductions in the EDSS and MSIS-29 physiological scores from baseline were observed at the three and six-month follow-up visits. The exacerbation rate over the previous two years for the patients was 0.85 per year. There were no exacerbations during the six-month evaluable period in this study. The most common adverse event was injection site pain, reported by four patients. Adverse events reported by two patients included muscle weakness, abnormal vision, anorexia, pharyngitis / nasopharyngitis, neuropathy and paresthesia. All of the related adverse events were mild or moderate in severity.

     We intend to submit data from these two clinical studies to the FDA for approval to commence a pivotal Phase IIb study by the end of 2005 or early 2006.

     Stem Cell Technology. Our stem cell technology allows us to create adult pluripotent stem cells from monocytes isolated from blood drawn from the patient. We believe that these stem cells, if successfully developed, may provide the basis for therapies to treat a variety of diseases and conditions. We anticipate that our stem cell technology will have a significant competitive advantage over many of the other stem cell technologies. The peripheral blood monocytes, used by our technology to produce stem cells, have the advantage of being relatively abundant and easy and cost effective to obtain. Our technology does not have the collection and storage difficulties presented by umbilical cord blood or the controversial ethical and regulatory issues associated with embryonic stem cells. In addition, our technology is less difficult and less risky than collecting adult stem cells from tissues such as bone marrow, spinal fluid or adipose (fat) tissue. Furthermore, our stem cells are pluripotent, whereas other adult stem cells are not likely to be pluripotent.

     Our stem cell technology will also avoid rejection issues because it is autologous ("self"). This is as opposed to the embryonic, umbilical, and some adult stem cell technologies, which must be taken from one individual and given to another. Further, we believe our stem cell therapies will be regulated as autologous "manipulated" non-homologous use cell therapies. Thus, we use a person's own stem cells, and we therefore do not expect to encounter the same significant pre-clinical and clinical development regulatory hurdles that embryonic, umbilical, and some adult stem cells therapies are expected to face.

     Initially we are conducting pre-clinical research to develop stem cell therapies to treat heart failure and Type I diabetes. We plan to move expeditiously through pre-clinical development of our cardiac stem cell therapy and, if successful, initiate human testing as soon as possible.

     We believe that with our stem cell technology plus our additional technology related to the differentiation of stem cells into islet cells, we will be able to create insulin producing islet cells derived from the patient's own blood. We are currently conducting laboratory research and plan to move expeditiously through pre-clinical development of our diabetes stem cell therapy and, if successful, initiate human testing in 2006.

Organization and Acquisition Activity

     The Company was incorporated in Texas in 1986 and originally engaged in businesses other than the biopharmaceutical business. These other business operations were terminated in February 2002. In May 2004, we entered the biopharmaceutical business by acquiring an entity that held rights to treatments using adult pluripotent stem cells derived from adult human peripheral blood, and in connection therewith we changed our name to our current corporate name. From an accounting standpoint, the subsidiary is deemed the acquirer in a reverse merger whereby the parent is deemed the survivor of the reorganization/reverse merger. As such, our financial statements are those of the subsidiary. In November 2004, we acquired Opexa Pharmaceuticals, Inc., which holds rights to technology to diagnose and treat multiple sclerosis through modified autoreactive T cells.

Critical Accounting Policies

     General. In December 2001, the SEC requested that companies discuss their most "critical accounting policies" in the Management's Discussion and Analysis section of their reports. The SEC indicated that a "critical accounting policy" is one that is important to the portrayal of a company's financial condition and operating results and requires management's most difficult, subjective or complex judgments, often as a result of the need to make estimates about the effects of matters that are inherently uncertain.

     We have identified the policies below as critical to our business operations and the understanding of our results of operations. The impact and any associated risks related to these policies on our business operations are discussed throughout this section where such policies affect our reported and expected financial results.

     Cash Equivalents. Highly liquid investments with original maturities of three months or less are considered cash equivalents. There were no cash equivalents as of June 30, 2005.

     Long-lived Assets. Long-lived assets (i.e., intangible assets) are reviewed for impairment whenever events or changes in circumstances indicate that the net book value of the asset may not be recoverable. An impairment loss is recognized if the sum of the expected future cash flows (undiscounted and before interest) from the use of the asset is less than the net book value of the asset. Generally, the amount of the impairment loss is measured as the difference between the net book value of the asset and the estimated fair value of the related asset. In accordance with FAS 142, the Board authorized an impairment analysis as of December 31, 2004. The Company obtained a fairness opinion from an independent investment banking firm with respect to the Opexa acquisition. According to the opinion, no impairment existed. Management does not believe any assets have been impaired.

     Intellectual Property. As of June 30, 2005, we had $26,842,364 of intellectual property, net of amortization, of which $23,991,128 resulted from the acquisition of Opexa Pharmaceuticals and $3,918,770 pertained to the consideration paid to the University of Chicago for the worldwide license to technology developed at Argonne National Laboratory. Of the $23,991,128 of acquired intangible assets, the full amount is assigned to an inseparable group of patents and licenses that cannot function independently by themselves. The weighted average useful life of the intangible group as of June 30, 2005 is approximately 16.5 years. The weighted average useful life of the University of Chicago license is 19 years. Accumulated amortization for the Intellectual Property as of June 30, 2005 is $1,067,544.

     Income Taxes. Income tax expense is based on reported earnings before income taxes. Deferred income taxes reflect the impact of temporary differences between assets and liabilities recognized for financial reporting purposes and such amounts recognized for tax purposes, and are measured by applying enacted tax rates in effect in years in which the differences are expected to reverse.

     Basic and Diluted Loss Per Share. Basic and diluted loss per share equals net loss divided by weighted average shares outstanding during the period. Diluted loss per share includes the impact of common stock equivalents using the treasury stock method when the effect is dilutive. There are no common stock equivalents as of June 30, 2005 that are dilutive.

     Use of Estimates in Financial Statement Preparation. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     Stock Options and Warrants. The Company accounts for non-cash stock-based compensation issued to non-employees in accordance with the provisions of 28 SFAS No. 123 and EITF No. 96-18, Accounting for Equity Investments That Are Issued to Non-Employees for Acquiring, or in Conjunction with Selling Goods or Services. Common stock issued to non-employees and consultants is based upon the value of the services received or the quoted market price, whichever value is more readily determinable. We account for stock options and warrants issued to employees under the intrinsic value method. Under this method, we recognize no compensation expense for stock options or warrants granted when the number of underlying shares is known and the exercise price of the option or warrant is greater than or equal to the fair market value of the stock on the date of grant.

     Recently Issued Accounting Pronouncements. We do not expect the adoption of recently issued accounting pronouncements to have a significant impact on their financial position, results of operations or cash flow.


Results of Operations

Three and Six Months Ended June 30, 2005 Compared with Three and Six months ended to June 30, 2004
---------------------------------------------------------------------------

      For purposes of this MD&A, we are comparing our three and six months ended June 30, 2005 with the financials for the three and six months ended June 30, 2004.

     Net Sales. We recorded no sales for the three and six months ended June 30, 2005 which resulted in no change from the same periods in 2004.

     General and Administrative Expenses. Our general and administrative expenses increased during the three and six months ended June 30, 2005, to $2,704,757 and $4,329,789 as compared to $561,157 and $1,073,569 from the same periods in 2004. The increase in general and administrative expenses is due primarily to the start-up of operations which included the hiring of new personnel including employees and directors and scientific advisory board members. These individuals have agreements with the Company which provide for salary payments. The increase in operations is also attributable to the acquisition of Opexa Pharmaceuticals and the assumption of its operations. Also included are professional fees incurred from legal, accounting, and consulting services. Anticipated future expenses include expenses associated with the expansion of facilities.

     Research and Development Expenses. Research and development expense increased to $611,212 and $1,255,476 for the three and six months ended June 30, 2005, compared to $ -0 - for the same periods in 2004. The increase is primarily related to the acquisition of Opexa Pharmaceuticals and the assumption of its operations and research and development programs, including its ongoing Phase I/II Clinical Trial for Tovaxin as well as the beginning of the Pre-Clinical Studies for our Cardiac and Diabetes Stem Cell Therapies. Also included are professional fees incurred from consulting services and legal fees to secure and expand our license patent claims. Anticipated future expenses include expenses associated with the expansion of the laboratory/manufacturing facilities.

     Interest Expense. Interest expense increased to $4,450,955 and $5,938,339 for the three and six months ended June 30, 2005, as compared to $118,888 and $149,504 from the same periods in 2004. The increase is primarily related to the amortization of the remaining discount under the beneficial conversion feature of the 15% exchangeable convertible promissory Notes (the "Bridge Notes) and the accrued interest on the Bridge Notes that was converted into shares of Common Stock. On June 30, 2005 the Company completed an exchange of 100% of the Bridge Notes and interest was paid, at the option of the Company, in shares of common stock valued at $1.50 per share.

     Net loss. The Company had net loss for the three and six months ended June 30, 2005, of ($7,747,740) and ($11,495,046), or ($0.70) and ($1.08) per share
(basic and diluted), compared with a net loss of ($680,045) and ($1,223,073) or ($0.11) and ($.24) per share (basic and diluted), for the same periods in 2004. The increase is primarily related to the amortization of the remaining discount under the beneficial conversion feature of the Bridge Notes and the accrued interest on the Bridge Notes that was converted into shares of Common Stock, along with the start-up of operations which included the hiring of new personnel including employees and directors and scientific advisory board members. These individuals have agreements with us which provide for salary payments. The increase in net loss is also attributable to the acquisition of Opexa Pharmaceuticals and the assumption of its operations and research and development programs. Also included are professional fees incurred from legal, accounting, and consulting services to secure and expand our license patent claims. Anticipated future expenses include research and development, professional and consulting fees, and expenses associated with the expansion of the office and laboratory/manufacturing facilities.

Liquidity and Capital Resources

     Changes in cash flow. Cash used by operations for the six-month period increased from ($124,136) from the same period in 2004 to ($3,126,763) for the six months ended June 30, 2005 due to the start-up of operations, acquisition of Opexa and the assumption of its operations and research and development programs, and professional fees incurred from legal, accounting, and consulting services. Cash used in investing activities was ($111,768) during the same period in 2004, as compared to cash used in investing activities of ($76,356) for the six months ending June 30, 2005. The decrease is primarily due to the purchase of laboratory equipment.

     Cash provided from financing activities was $242,000 from the same period in 2004, as compared to cash provided by financing activities for the six months ended June 30, 2005 of $7,469,961. The increase is a result of the proceeds from debt.

     Liquidity. Since our Inception, the Company has financed its operations from the sale of its debt and equity securities (including the issuance of its securities in exchange for goods and services) to accredited investors. Between September 2004 and February 2005, the Company privately placed an aggregate principal amount of $6.1 million of Bridge Notes. In June 3, 2005, the Company exchanged its Bridge Notes aggregating approximately $6.7 million in principal and interest for 4,433,598 units at a purchase price of $1.50 per unit; each unit comprised of one share of common stock and three separate types of warrants to purchase a total of 2.75 shares of common stock as follows: a series A warrant for 1.25 shares with an exercise price of $2.00 which expires on the later of January 25, 2006, or five months after the resale registration statement relating to these securities is declared effective; a series B warrant for one-half of a share with an exercise price of $2.90 which expires on the later of September 25, 2006 or 12 months after the resale registration statement relating to these securities sold is declared effective; and a Series C Warrant for one share with an exercise price of $4.00 that expires on May 25, 2010.

     In June 2005, the Company completed a private placement of approximately $5.08 million to accredited investors by issuing 3,387,217 units at a purchase price of $1.50 per unit; each unit identical to those issued in the Bridge Note exchange. On July 18, 2005 the Company completed a follow-on private placement of approximately $760,000 to accredited investors and issued 507,292 additional units at a purchase price of $1.50 per unit.

     As of June 30, 2005, the Company had cash of approximately $5,100,000. We believe we have sufficient cash to fund current operations through January 2006. The Company's current burn rate in the second quarter of 2005 was $500,000 per month. As the operations of the Company ramp up, our burn rate is expected to increase in the third and fourth quarters of 2005. The Company believes that we will need a minimum of $4,200,000 to fund our operations for the remaining two quarters of fiscal 2005. This money will be used for research and development and for general and administrative expenses. The Company anticipates that it will need to engage in best efforts sales of its securities to raise needed working capital. Failure to raise necessary working capital will cause us to curtail operations.

ITEM 3.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

Not Applicable.

ITEM 4. CONTROLS AND PROCEDURES

(a)      Evaluation of Disclosure Controls and Procedures.

     Management is responsible for establishing and maintaining adequate internal control over financial reporting for the Company. Our principal executive officer and principal financial officer, after evaluating the effectiveness of the Company's disclosure controls and procedures (as defined in the Securities Exchange Act of 1934 (Exchange Act) Rules 13a-15(e) and 15d-15(e)) as of March 31, 2005, have concluded that our disclosure controls and procedures are effective in providing reasonable assurance that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Commission's rules and forms.

(b)      Changes in Internal Control Over Financial Reporting.

     The management of the Company, with the participation of the principal executive officer and principal financial officer, has concluded there were no significant changes in the Company's internal controls over financial reporting that occurred during our last fiscal quarter that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.


                                     PART II
                                OTHER INFORMATION

ITEM 1. LEGAL PROCEEDINGS.

     None.

ITEM 2. CHANGE IN SECURITIES.

Recent Sales of Unregistered Securities

     Set forth below is certain information concerning all issuances of securities by the Company during the fiscal quarter ended June 30, 2005 that were not registered under the Securities Act.

     In April 2005, the Company issued to three Opexa employees options to purchase 12,500 shares of Common Stock at an exercise price of $3.00 per share. One third of the options vest on the first anniversary date of the grant date, one third of the options vests on the second anniversary date of the grant date, and the remaining one third vests on the third anniversary of the grant date.

     In April 2005, the Company issued to a consultant an option to purchase 20,000 shares of Common Stock at an exercise price of $3.00 per share. One third of the options vest on the first anniversary date of the grant date, one third of the options vests on the second anniversary date of the grant date, and the remaining one third vests on the third anniversary of the grant date.

     In April 2005, the Company issued to a consultant an option to purchase 100,000 shares of Common Stock at an exercise price of $3.00 per share. 40,000 options vested immediately vested immediately on the grant date, and the remaining 60,000 options vest at the rate of 2,500 options per month for twenty-four months.

     In June 2005, the Company issued 200,000 shares of Common Stock to a consultant for services rendered.

     In June 2005, in exchange for the Bridge Notes, under which an aggregate of $6,693,027 in principal and interest was owed, the Company issued 4,462,018 units at $1.50 per unit; each unit is comprised of one share of newly issued common stock and three separate types of warrants to purchase a total of 2.75 shares of common stock as follows: a Series A Warrant for 1.25 shares with an exercise price of $2.00 which expires on the later of January 25, 2006 or five months after the registration statement referred to below is declared effective; a Series B Warrant for one-half of a share with an exercise price of $2.90 which expires on the later of September 25, 2006 or 12 months after the registration statement referred to below is declared effective; and a Series C Warrant for one share with an exercise price of $4.00 that expires on May 25, 2010. In addition, 1,232,997 shares of Common Stock were issued in consideration for the surrender of the rights to the Bridge Warrants held by the Note holders.

     In June 2005, in accordance with the completion of its $5.08MM private placement offering to institutional and other accredited investors, the Company issued 3,387,217 units at $1.50 per unit; each unit is comprised of one share of newly issued common stock and three separate types of warrants to purchase a total of 2.75 shares of common stock as follows: a Series A Warrant for 1.25 shares with an exercise price of $2.00 which expires on the later of January 25, 2006 or five months after the registration statement referred to below is declared effective; a Series B Warrant for one-half of a share with an exercise price of $2.90 which expires on the later of September 25, 2006 or 12 months after the registration statement referred to below is declared effective; and a Series C Warrant for one share with an exercise price of $4.00 that expires on May 25, 2010.

     The above transactions were completed pursuant to Section 4(2) of the Securities Act and did not involve any public offering and were sold to a limited group of persons. Each recipient either received adequate information about the Company or had access, through employment or other relationships, to such information, and the Company determined that each recipient had such knowledge and experience in financial and business matters that they were able to evaluate the merits and risks of an investment in the Company.

     All sales of the Company's securities were made by (i) officers of the Company who received no commission or other remuneration for the solicitation of any person in connection with the respective sales of securities described above or (ii) registered broker-dealers that received sales commissions. The recipients of securities represented their intention to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the share certificates and other instruments issued in such transactions.

ITEM 3. DEFAULTS UPON SENIOR SECURITIES.

     None.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS.

(a)  Annual Meeting of Shareholders.

     On June 21, 2005 the Company held its 2004 Annual Meeting of Shareholders and the shareholders approved several items detailed in the Proxy Statement previously filed with the Commission.

(b)  Election of Board of Directors.

     The Board of Directors voted upon and approved at the 2004 Annual Meeting were as follows:
                  Robert H. Gow - Chairman
                  David B. McWilliams - Director
                  Anthony N. Kamin - Director
                  Paul M. Frison - Director
                  Brian E. Rodriguez - Director

(c)      Proposals Voted Upon and Shareholder Vote.

     The shareholders voted to (i) elect five (5) Directors to the Company's Board of Directors to hold office until the next annual meeting of shareholders or until their respective successors are duly elected and qualified; (ii) approve an amendment to the Company's June 2004 Compensatory Stock Option Plan to increase the aggregate number of shares of Common Stock authorized for issuance under the Plan by 1,000,000 shares; (iii) ratify the selection by the Audit Committee of Malone & Bailey, P.L.L.C. as the independent auditors of the Company for the fiscal year ending December 31, 2005; and (iv) transact any and all other business that may properly come before the meeting. A total of 8,144,277 shares were voted representing 79.2% of the outstanding shares. The votes cast for and against each of the above-described three proposals are listed in the tables below.

Proposal #1 - Election of Each of the Nominated Directors:

----------------------------- --------------------- ---------------------- -------------------- -------------------
          Director                 Votes For            Votes Against        Votes Abstained        Not Voted
----------------------------- --------------------- ---------------------- -------------------- -------------------

Robert H. Gow                            6,630,328              1,222,493                - 0 -             291,456
----------------------------- --------------------- ---------------------- -------------------- -------------------

David B. McWilliams                      8,060,480                  - 0 -                - 0 -             194,367
----------------------------- --------------------- ---------------------- -------------------- -------------------

Anthony N. Kamin                         8,031,297                  - 0 -                - 0 -             112,980
----------------------------- --------------------- ---------------------- -------------------- -------------------

Paul M. Frison                           8,030,211                  - 0 -                - 0 -             114,056
----------------------------- --------------------- ---------------------- -------------------- -------------------

Brian E. Rodriguez                       6,630,328              1,222,493                - 0 -             291,456
----------------------------- --------------------- ---------------------- -------------------- -------------------


Proposal #2 - Amendment to the Company's June 2004 Compensatory Stock Option
Plan:

-------------------- ----------------- -----------------  ------------------
      Votes For         Votes Against    Votes Abstained       Not Voted
-------------------- ----------------- -----------------  ------------------

          7,781,332            109,443           113,048          140,454
-------------------- ----------------- -----------------  ------------------



Proposal #3 - Ratification of Appointment of Auditor:

-------------------- ----------------- -----------------  ------------------
      Votes For         Votes Against    Votes Abstained       Not Voted
-------------------- ----------------- -----------------  ------------------

          8,031,707              - 0 -           112,570            - 0 -
-------------------- ----------------- -----------------  ------------------


ITEM 5. OTHER INFORMATION.

     None.

ITEM 6. EXHIBITS.

Exhibit 31.1 Chief Executive Officer Certification Pursuant to Section 13a-14 of the Securities Exchange Act (1)

Exhibit 31.2 Chief Financial Officer Certification Pursuant to Section 13a-14 of the Securities Exchange Act (1)

Exhibit 32.1 Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (1)

Exhibit 32.2 Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (1)

(1) Filed herewith.

                                   SIGNATURES

In accordance with Section 13 or 15(d) of the Exchange Act, the registrant has caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                              PharmaFrontiers Corp.

By:  /s/ David B. McWilliams
----------------------------
David B. McWilliams, CEO


By: /s/ C. William Rouse
------------------------
C. William Rouse, CFO


Date: August 15, 2005

                                                                    EXHIBIT 31.1

                      CHIEF EXECUTIVE OFFICER CERTIFICATION
            PURSUANT TO SECTION 13A-14 OF THE SECURITIES EXCHANGE ACT

I, David B. McWilliams, certify as Chief Executive Officer of PharmaFrontiers Corp. that:

1. I have reviewed this quarterly report on Form 10-QSB of PharmaFrontiers Corp.

2. Based on my knowledge, this quarterly report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this quarterly report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this quarterly report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:

a. Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b. Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

c. Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing equivalent functions):

a. All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b. Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.


By: /s/ David B. McWilliams
---------------------------
David B. McWilliams, Chief Executive Officer



Date: August 15, 2005

                                                                    EXHIBIT 31.2

                      CHIEF FINANCIAL OFFICER CERTIFICATION
            PURSUANT TO SECTION 13A-14 OF THE SECURITIES EXCHANGE ACT

I, C. William Rouse, certify as Chief Financial Officer of PharmaFrontiers Corp. that:

1. I have reviewed this quarterly report on Form 10-QSB of PharmaFrontiers Corp.

2. Based on my knowledge, this quarterly report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this quarterly report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this quarterly report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:

a. Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b. Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

c. Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing equivalent functions):

a. All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b. Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.


By: /s/ C. William Rouse
------------------------
C. William Rouse, Chief Financial Officer


Date: August 15, 2005

                                                                    EXHIBIT 32.1

                CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350,
                       AS ADOPTED PURSUANT TO SECTION 906
                        OF THE SARBANES-OXLEY ACT OF 2002



Pursuant to 18 U.S.C. Section 1350, the undersigned Officer of PharmaFrontiers Corp. (the "Company"), hereby certifies, to such officer's knowledge, that the Company's Annual Report on Form 10-QSB for the quarter ended June 30, 2005 (the "Report") fully complies with the requirements of Section 13(a) or Section 15(d), as applicable, of the Securities Exchange Act of 1934 and that the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.



/s/ DAVID B. MCWILLIAMS
-----------------------
David B. McWilliams
President and Chief Executive Officer



Date: August 15, 2005

                                                                    EXHIBIT 32.2

                CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350,
                       AS ADOPTED PURSUANT TO SECTION 906
                        OF THE SARBANES-OXLEY ACT OF 2002



Pursuant to 18 U.S.C. Section 1350, the undersigned Officer of PharmaFrontiers Corp. (the "Company"), hereby certifies, to such officer's knowledge, that the Company's Annual Report on Form 10-KSB for the quarter ended June 30, 2005 (the "Report") fully complies with the requirements of Section 13(a) or Section 15(d), as applicable, of the Securities Exchange Act of 1934 and that the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.



/s/ C. WILLIAM ROUSE
--------------------
C. William Rouse
Chief Financial Officer


Date: August 15, 2005